June 28, 2005



Room 4561

Bradley C. Almond
Chief Financial Officer
Zix Corporation
2711 N. Haskell Avenue, Suite 2300
LB 36
Dallas, Texas 75204-2960

Re:	Zix Corporation
	Supplemental Response concerning Registration Statement on
Form
S-3
	File No. 333-120548

	Form 10-K for the fiscal year ended December 31, 2004
	Form 10-Q for the quarter ended March 31, 2005
	File No. 0-17995

Dear Mr. Almond:

	Based on our limited review of the referenced filings, we have the following comments. With respect to the comments on the referenced periodic reports your response should be provided as soon as possible and not later than June 12, 2005.

Form 10-K

Consolidated Financial Statements

Note 10.  Notes Payable
Convertible Promissory Note
1. We note your response to comment number 4 of our letter dated
June
13, 2005. Provide us with your calculations that include the Company`s preliminary conclusions and relevant amounts and provide the final entries used to record this transaction in your June 30, 2005 financial statements. Your response implies that the Company believes the terms of the new debt instruments are not substantially different from the original debt instrument. Please confirm and ensure that your analysis supports the Company`s determination.
* * * * *

	You may contact Meghan Akst, at (202) 551-3407 or Kathleen Collins, Accounting Branch Chief, at (202) 551-3499 if you have any questions regarding comments on the financial statements and related matters. If you have any other questions, please call Adam Halper, at (202) 551-3482. If you require additional assistance you may contact me, at (202) 551-3462 or in my absence Barbara C. Jacobs, Assistant Director at, (202) 551-3730.

							Sincerely,


							Mark P. Shuman
							Branch Chief - Legal

cc: 	Ronald A. Woessner, Senior Vice President, General Counsel,
and
Secretary

??

??

??

??

Bradley C. Almond
Zix Corporation
June 28, 2005
Page 2